

November 18, 2013

Via E-mail
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E.
Suite 400
Houston, TX 77060-5914

> **Re: ENGlobal Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed April 15, 2013**
> **Form 10-K/A for the Fiscal Year Ended December 29, 2012**
> **Filed April 29, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 8, 2013**
> **Form 10-Q for the Period Ended September 28, 2013**
> **Filed November 8, 2013**
> **File No. 1-14217**

Dear Mr. Coskey:

We have reviewed your response dated November 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 28, 2013

Note 4 – Disposal of Continuing Operations, page 7

1.   Please tell us, in detail, how you considered the provisions of ASC 205-20-45 and 205-20-55 in deciding not to account for the disposition of your Gulf Coast engineering and in-plant operations as discontinued operations. In this regard, we note that based upon the disclosure provided in your filings to date, it does not appear that you expect to engage in continuing activities with your former Gulf Coast engineering business.

Furthermore, since you transferred approximately 900 employees to the purchaser in connection with the disposition, it appears that you do not expect to migrate customers from your Gulf Coast operations to your other locations.

2.   We note your response to comment two from our letter dated October 28, 2013. Your pro forma disclosures on page seven do not include pro forma statement of operations information for the year ended December 29, 2012 as previously requested and in a manner similar to the information provided in your response letter. Furthermore, your pro forma disclosures do not provide any explanation of the specific assumptions involved in calculating each of your individual pro forma adjustments. Any adjustments to your pro forma statements of operations should only give effect to events that are directly attributable to the transaction, expected to have a continuing impact on your business and factually supportable. Please show us how your footnote disclosures would have looked at September 28, 2013 if they were revised in response to this comment.

Definitive Proxy Statement on Schedule 14A

Proxy Card

3.   In future filings please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to *approve* executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Mark Hess, Chief Financial Officer (via e-mail)